    Filed by: IESI-BFC Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

        Subject Company: Waste Services, Inc.

Exchange Act File Number of Subject Company: 000-25955

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration.  IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus.  Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet website (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention:  Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.

Proxy Solicitation

IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s and Waste Services Inc.’s directors and executive officers is available in the Registration Statement on Form F-4.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the above-referenced Registration Statement on Form F-4, and in other relevant materials to be filed with the SEC when they become available.

MEDIA RELEASE

IESI-BFC LTD. ANNOUNCES STRONG RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010

Toronto, Ontario — April 27, 2010 — IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months ended March 31, 2010.

(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

Management Commentary

Reported revenues increased $40.1 million or 17.9% from $223.9 million in the first quarter of 2009 to $264.0 million in the first quarter of 2010.  Excluding the impact of foreign currency exchange (“FX”), reported revenues would have been $247.6 million or 10.6% higher than the comparable period a year ago.  In the quarter, organic gross revenue, which includes intercompany revenues, grew 15.3% in Canada.  Core price and volume growth, 3.8% and 9.0%, respectively, were the largest contributors to organic gross revenue growth in Canada.  Higher fuel surcharges and recycling and other pricing also grew quarter over quarter by 1.0% and 1.5%, respectively.  In the U.S., organic gross revenues increased 4.1%.  We realized core price growth of 1.7%, recycling and other pricing growth of 1.7%, and volume growth of 1.0%.  A 0.3% decline in fuel surcharges partially offset strong pricing and volume growth.

Strong revenue growth translated into solid growth in adjusted EBITDA(A) and operating income.  Adjusted EBITDA(A) was $75.9 million in the first quarter of 2010 versus $62.7 million in the same quarter a year ago.  Holding FX constant, adjusted EBITDA(A) was $70.2 million, an increase of $7.5 million or 12.0% period to period.     Adjusted operating income was $36.5 million in the quarter compared to $25.2 million in the comparative period a year ago.  Holding FX constant, adjusted operating income amounted to $33.1 million, an increase of $7.9 million or 31.4% over the comparative period.

We also generated higher adjusted net income quarter over quarter.  Adjusted net income for the first quarter of 2010 was $18.7 million, or $0.20 per diluted share, compared to $10.0 million, or $0.14 per diluted share in the comparative period.  Adjusted net income excluding the impact of FX was $15.8 million, or $0.17 per diluted share, representing an increase of $5.8 million, or an increase of $0.03 per diluted share, over the year ago period.

Free cash flow(B) for the quarter totalled $41.9 million compared to $30.6 million in the comparative period last year.  Excluding the impact of FX, free cash flow(B) was $38.9 million, representing a 27.2% increase over the same period a year ago.  Free cash flow growth was the result of a strong operating performance, lower interest rates and debt levels, partially offset by higher cash taxes incurred in Canada.

“We are encouraged by our revenue growth and overall operating performance in the first quarter of 2010, driven by strong core price and volume growth, as well as higher recycled commodity prices.  We enjoyed strong comparative growth on all of our performance measures including adjusted EBITDA(A), operating income, net income, earnings per share and free cash flow(B).  These results are even more remarkable considering the challenge of inclement weather we faced in our U.S. south and northeast regions this quarter,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC Ltd.

“We attribute our ability to generate these results to our presence in densely populated markets, bottom-up management style, and focus on balancing price and volume growth in each of the markets we serve.  These results couldn’t be achieved without the right combination of people and assets.  With our first-quarter results in hand, we are confident that we are on course to deliver on our expectations for 2010.”

“While we remain focused on the business,” Mr. Carrigan continued, “we are also focused on closing our acquisition of Waste Services, Inc. (“WSI”).  This transaction, when complete, will position us as North America’s third largest solid waste management company.  We look forward to significantly benefiting from the strategic combination of our companies.”

Financial and Other Highlights

For the Three Months Ended March 31, 2010

•                  Revenues increased $23.7 million or 10.6%, excluding the impact of FX

•                  Adjusted EBITDA(A) increased $7.5 million or 12.0%, excluding the impact of FX

•                  Free cash flow increased $8.3 million or 27.2%, excluding the impact of FX

•                  Adjusted net income per diluted share, $0.20, or $0.17 excluding the impact of FX

•                  Core price increased 3.8% in Canada and 1.7% in the U.S.

•                  Volumes increased 9.0% in Canada and 1.0% in the U.S.

Other Highlights for the Three Months Ended March 31, 2010

In the U.S., the Company plans to increase its total aggregate credit facilities, led by Bank of America, to $950 million, from $783.5 million.  In Canada, the Company plans to increase the capacity of its revolving credit facility, led by CIBC, to $525 Canadian dollars (“C$”) million, from C$305 million.

The amended credit facilities are expected to provide the Company with the financing it needs to consummate its proposed merger with WSI and to provide it with suitable working capital availability post merger.  Both amended credit facilities will close commensurate with the acquisition of WSI.  The Company expects the transaction to close in the second quarter of 2010.  Please see pages 9 and 10 for additional details.

Annual General Meeting

The Company also announced details of its annual general meeting, which are as follows:

Annual General Meeting of Shareholders

Wednesday, June 2, 2010 at 2:00 pm (ET)

The Design Exchange

234 Bay Street

Toronto, Ontario M5K 1B2

Financial Highlights

(in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

	Three months ended March 31
	2010	2009
	(unaudited)	(unaudited)

Operating results
Revenues	$264,042	$223,893
Operating expenses	151,069	131,177
Selling, general and administration (“SG&A”)	39,791	30,077
Amortization	39,517	37,602
Net gain on sale of capital and landfill assets	(62)	(134)
Operating income	33,727	25,171
Interest on long-term debt	7,937	9,629
Net foreign exchange loss	30	84
Net (gain) loss on financial instruments	(542)	530
Other expenses	24	30
Income before income taxes and loss from equity accounted investee	26,278	14,898
Income tax expense	9,543	5,259
Loss from equity accounted investee	25	—
Net income	$16,710	$9,639

Net income per weighted average share, basic and diluted	$0.18	$0.14
Weighted average number of shares outstanding (thousands), basic	82,344	59,516
Weighted average number of shares outstanding (thousands), diluted	93,431	70,653

Adjusted EBITDA(A)	$75,941	$62,656
Adjusted operating income	$36,486	$25,188
Adjusted net income	$18,668	$10,033
Adjusted net income per weighted average share, basic and diluted	$0.20	$0.14

Replacement and growth expenditures (see page 8)
Replacement expenditures	$11,899	$12,789
Growth expenditures	8,184	7,708
Total replacement and growth expenditures	$20,083	$20,497

Operating and free cash flow(B)
Cash generated from operating activities	$44,040	$49,596
Free cash flow(B)	$41,860	$30,624
Free cash flow(B) per weighted average share, diluted	$0.45	$0.43

Dividends
Dividends declared (shares)	$9,893	$13,519
Dividends declared (participating preferred shares (“PPSs”))	1,327	2,236
Total dividends declared	$11,220	$15,755

Total dividends declared per weighted average share, diluted	$0.12	$0.22

FX Rates

Our consolidated financial position and operating results have been translated to U.S. dollars applying the FX rates included in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar.

	2010			2009
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9555		$0.8760
March 31	$0.9846	$0.9607	$0.9607	$0.7935	$0.8030	$0.8030

FX Impact on Consolidated Results

The following table has been prepared to assist readers in assessing the impact of FX on select consolidated results for the three months ended March 31, 2010.

	Three months ended
	March 31, 2009	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$223,893	$23,720	$247,613	$16,429	$264,042
Operating expenses	131,177	11,637	142,814	8,255	151,069
SG&A	30,077	6,886	36,963	2,828	39,791
Amortization	37,602	(470)	37,132	2,385	39,517
Net gain on sale of capital and landfill assets	(134)	74	(60)	(2)	(62)
Operating income	25,171	5,593	30,764	2,963	33,727
Interest on long-term debt	9,629	(2,150)	7,479	458	7,937
Net foreign exchange loss	84	(55)	29	1	30
Net (gain) loss on financial instruments	530	(1,119)	(589)	47	(542)
Other expenses	30	(6)	24	—	24
Income before net income taxes and loss from equity accounted investee	14,898	8,923	23,821	2,457	26,278
Net income tax expense	5,259	3,599	8,858	685	9,543
Loss from equity accounted investee	—	21	21	4	25
Net income	$9,639	$5,303	$14,942	$1,768	$16,710

Adjusted EBITDA(A)	$62,656	$7,526	$70,182	$5,759	$75,941
Adjusted operating income	$25,188	$7,923	$33,111	$3,375	$36,486
Adjusted net income	$10,033	$5,799	$15,832	$2,836	$18,668
Free cash flow(B)	$30,624	$8,325	$38,949	$2,911	$41,860

Management’s Discussion

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Segment Highlights

	Three months ended March 31
	2009	2010	Change	2010	Change
	(as reported)	(holding FX constant)	(2010 holding FX constant less 2009 as reported)	(as reported)	(2010 as reported less 2009 as reported)

Revenues	$223,893	$247,613	$23,720	$264,042	$40,149
Canada	$70,983	$83,666	$12,683	$100,095	$29,112
U.S. south	$80,047	$87,800	$7,753	$87,800	$7,753
U.S. northeast	$72,863	$76,147	$3,284	$76,147	$3,284

Operating expenses	$131,177	$142,814	$11,637	$151,069	$19,892
Canada	$36,888	$42,040	$5,152	$50,295	$13,407
U.S. south	$47,822	$53,067	$5,245	$53,067	$5,245
U.S. northeast	$46,467	$47,707	$1,240	$47,707	$1,240

SG&A (unadjusted)	$30,077	$36,963	$6,886	$39,791	$9,714
Canada	$10,138	$14,401	$4,263	$17,229	$7,091
U.S. south	$11,133	$12,552	$1,419	$12,552	$1,419
U.S. northeast	$8,806	$10,010	$1,204	$10,010	$1,204

EBITDA(A) (unadjusted)	$62,639	$67,836	$5,197	$73,182	$10,543
Canada	$23,957	$27,225	$3,268	$32,571	$8,614
U.S. south	$21,092	$22,181	$1,089	$22,181	$1,089
U.S. northeast	$17,590	$18,430	$840	$18,430	$840

Adjusted SG&A	$30,060	$34,617	$4,557	$37,032	$6,972
Canada	$10,121	$12,300	$2,179	$14,715	$4,594
U.S. south	$11,133	$12,418	$1,285	$12,418	$1,285
U.S. northeast	$8,806	$9,899	$1,093	$9,899	$1,093

Adjusted EBITDA(A)	$62,656	$70,182	$7,526	$75,941	$13,285
Canada	$23,974	$29,326	$5,352	$35,085	$11,111
U.S. south	$21,092	$22,315	$1,223	$22,315	$1,223
U.S. northeast	$17,590	$18,541	$951	$18,541	$951

Revenues

Gross revenue by service type

	Three months ended March 31, 2010
	Canada - stated in thousands of Canadian dollars	Canada - percentage of gross revenues	U.S.	U.S. - percentage of gross revenues

Commercial	$45,257	38.3%	$48,287	25.6%
Industrial	19,235	16.3%	23,760	12.6%
Residential	16,580	14.0%	43,688	23.2%
Transfer and disposal	29,730	25.1%	62,596	33.2%
Recycling and other	7,456	6.3%	10,226	5.4%
Gross revenues	118,258	100.0%	188,557	100.0%
Intercompany	(14,067)		(24,610)
Revenues	$104,191		$163,947

Gross revenue growth (decline) components — expressed in percentages and excluding FX

	Three months ended March 31, 2010
	Canada	U.S.

Price
Core price	3.8	1.7
Fuel surcharges	1.0	(0.3)
Recycling and other	1.5	1.7
Total price growth	6.3	3.1

Volume	9.0	1.0
Total organic gross revenue growth	15.3	4.1

Acquisitions	2.6	2.4
Total gross revenue growth	17.9	6.5

We enjoyed price and volume growth in all our service offerings in Canada and we were encouraged by the increase in commodity prices which bolstered recycling and other pricing growth comparatively.  Volume gains are the result of higher landfill volumes, new contract wins and strong organic growth.  Acquisitions and higher fuel surcharges account for the balance of the comparative change.

With the exception of price and volume declines in our industrial service line, price and volume was either up or largely unchanged in all areas of our U.S. south segment operations.  While weather inhibited our ability to perform at our maximum potential, we battled through this adversity and we are pleased with our overall performance.  Increasing volumes is the result of new contract wins and strong organic growth.  As in our Canadian segment, the return of commodity prices supports the increase in recycling and other revenue growth.  Acquisitions completed in 2009 contributed to the remainder of the comparative increase, partially offset by lower fuel surcharges.

Gross revenues in our U.S. northeast segment increased.  Core price declined at our landfills period over period, but was largely unchanged on a sequential basis.  All other service lines enjoyed higher price over the year ago period and the rebound in commodity pricing was a strong contributor to overall pricing growth for this segment.  Industrial and recycling volumes fell short of prior period benchmarks, but were up in all other service lines.  We attribute the period over period volume declines to inclement weather.  These volume declines, however, were most prominent in the first and second months of the quarter, but regained comparative strength in the last month of the quarter.  On a sequential basis, industrial volumes increased due to a strong recovery in March.  Marginally higher fuel surcharges and acquisitions contributed to the balance of gross revenue growth.

Operating expenses

Excluding the impact of FX, the resulting Canadian segment increase, is due to higher disposal, labour and vehicle operating costs.  Higher collected waste volumes, partially offset by higher internalized waste, are the primary contributors to the increase in disposal costs.  Acquisitions, general wage increases and higher collected waste volumes all contributed to the comparative increase in labour costs.  Higher vehicle operating costs are attributable to acquisitions and an increase in diesel fuel consumed to collect and process higher waste volumes.   An increase in diesel fuel costs also contributed to the period over period increase.

Operating costs in our U.S. south segment increased period over period due to higher labour and vehicle operating costs.  Acquisitions and contract wins are the primary reasons for the comparative increase.  General wage increases and higher collected waste volumes also contributed to the comparative increase in labour costs.  Higher disposal costs, net of higher internalized waste volumes, resulted in higher disposal costs period over period.  An increase in diesel fuel costs also contributed to the comparative increase.

In the U.S. northeast, operating costs increased period-to-period.  General wage increases and vehicle operating costs to service additional transfer and disposal volumes are the primary reasons for the comparative increase.  An increase in comparative diesel fuel costs also contributed to the period over period increase.

Fuel hedge agreements in Canada and the U.S. partially offset fuel cost variability in each segment.

SG&A expenses

Excluding the impact of FX, Canadian segment SG&A expense increased.  The majority of the increase is due to transaction and related costs and fair value changes to stock options.  The remainder of the change is due to higher severance costs, largely incurred in light of the pending merger with WSI, higher salaries, resulting from a higher compliment of sales personnel, and general wage increases and professional fees.

Higher salaries and facility and office costs are the primary cause of the quarter over quarter increase in SG&A expense for our U.S. south segment.  The comparative increase is largely attributable to acquisitions, new contract wins and weather.  Severance costs also contributed to the increase in salaries.  We also experienced an increase in doubtful account provisions, which we expect will normalize over the balance of the year.

The U.S. northeast segment increase is due in large part to professional fees, facility and office costs and other SG&A expense.  The increase in professional fees relates principally to longer term initiatives in this segment, while higher facility and office costs are due to higher maintenance costs at certain locations, including snow removal, coupled with higher comparative utility costs.  Higher doubtful account provisions contributed to the increase in other SG&A expense.  We don’t expect further increases to our doubtful account provisions in this segment in each of the remaining quarters in 2010.

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in our industry.  Investors and analysts use this calculation as a measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

In the current period, we adjusted our calculation of free cash flow(B) to take into consideration transaction and related costs and non-recurring costs.  Accordingly, comparative amounts have been adjusted to conform to the current period presentation.

Free cash flow(B) - cash flow approach

	Three months ended March 31
	2010	2009	Change

Cash generated from operating activities (from statement of cash flows)	$44,040	$49,596	$(5,556)

Operating
Stock option expense	761	17	744
Acquisition and related costs	1,998	—	1,998
Other expenses	24	30	(6)
Changes in non-cash working capital items	15,090	1,394	13,696
Capital and landfill asset purchases	(20,083)	(20,497)	414

Financing
Net realized foreign exchange loss	30	84	(54)
Free cash flow(B)	$41,860	$30,624	$11,236

Free cash flow(B) — adjusted EBITDA(A) approach

	Three months ended March 31
	2010	2009	Change

Adjusted EBITDA(A)	$75,941	$62,656	$13,285

Restricted share expense	413	332	81
Capital and landfill asset purchases	(20,083)	(20,497)	414
Landfill closure and post-closure expenditures	(385)	(1,226)	841
Landfill closure and post-closure cost accretion expense	880	742	138
Interest on long-term debt	(7,937)	(9,629)	1,692
Non-cash interest expense	709	750	(41)
Current income tax expense	(7,678)	(2,504)	(5,174)
Free cash flow(B)	$41,860	$30,624	$11,236

Free cash flow(B) increased period over period.  We generated significant improvements to adjusted EBITDA(A) resulting from strong revenue growth.  Lower interest rates and lower total debt levels contributed to the decline in interest expense, while higher cash taxes in Canada partially offset this decline.  Higher Canadian cash taxes are the result of us fully utilizing our available loss carryforwards.  The repayment or capitalization of intercompany notes occurring on our conversion from an income trust to a corporation accelerated our use of this shelter.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended March 31
	2010	2009	Change

Replacement	$11,899	$12,789	$(890)
Growth	8,184	7,708	476
Total	$20,083	$20,497	$(414)

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Excluding the impact of FX, replacement expenditures decreased.  Our U.S. segment experienced little change period-to- period.  The decline in our Canadian segment is due in large part to the timing of landfill cell construction spending at our Lachenaie landfill.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Excluding the impact of FX, growth expenditures also decreased.  The decline is the result of a spending decrease for new contracts commencing in the U.S. partially offset by an increase in spending related to new contract wins in Canada.  Higher comparative growth spending in Canada relates principally to vehicles and equipment to service new residential contracts commencing in the quarter.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions derived from growth expenditures will materialize over future periods.

Long-term debt

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Summary details of our long-term debt facilities at March 31, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities - stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$232,000	$39,569	$33,431

U.S. long-term debt facilities - stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$115,500	$128,088	$344,912
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(1)	$194,000	$109,000	$—	$85,000

Note:

(1)    Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility and requires us to issue letters of credit for an amount equal to the IRB amounts drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. long-term debt facilities)

At March 31, 2010, funded long-term debt to EBITDA is as follows:

	March 31, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	2.09	2.51	1.92	2.56
Funded debt to EBITDA maximum	2.75	4.00	2.75	4.00

Canadian long-term debt facilities

In April 2010, we entered into a commitment agreement with the Canadian Imperial Bank of Commerce (“CIBC”) and Toronto Dominion Securities (“TD”) to arrange for a C$525,000 senior secured revolving credit facility on behalf of BFI Canada Inc. (“BFI”).  The terms of the agreement permit BFI to increase the total facility by an amount not to exceed C$125,000, subject to certain conditions.  The facility will mature four years from the date of closing.  Covenants include a total funded debt to last twelve months EBITDA (as defined therein) maximum of three times and a minimum last twelve months EBITDA (as defined therein) to interest expense ratio of four times.  The senior secured revolving credit facility is being made available to repay amounts under WSI’s credit facilities, for other payments required in connection with the acquisition of WSI and for general corporate purposes.  This senior secured revolving credit facility will amend BFI’s existing indebtedness.  We have entered into this commitment agreement in contemplation of closing our proposed merger with WSI.

In the first quarter of 2010, we borrowed C$50,000 to fund an acquisition.  Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA.  Accordingly, our funded debt to EBITDA ratio increased comparatively.

U.S. long-term debt facilities

In April 2010, we entered into a commitment agreement with Bank of America Securities LLC and Bank of America, N.A. to arrange for a $950,000 senior secured credit facility on behalf of IESI Corporation (“IESI”).  The senior secured credit facility is comprised of a term loan, in an amount not to exceed $400,000, and a revolving facility for the remaining amount of the commitment up to an aggregate of $950,000.  The terms of the agreement permit IESI to increase the total senior secured facility by an amount not to exceed $200,000, subject to certain conditions.  The revolving portion of the facility will mature four years from the date of closing and six years from the date of closing for the term loan portion of the facility.  Covenants include a total funded debt to rolling four quarter EBITDA (as defined therein) maximum of four times, a minimum rolling four quarter EBITDA (as defined therein) to interest expense ratio, excluding certain items, of two and one half times, and a capital expenditure restriction not to exceed one point one times actual capital and landfill amortization in any fiscal year.  The senior secured credit facility amends IESI’s existing senior indebtedness and will be used for ongoing working capital and other general corporate purposes and other certain purposes.  We have entered into this commitment agreement in contemplation of closing our proposed merger with WSI.

Long-term debt to adjusted EBITDA(A)

At March 31, 2010, we are not in default of our Canadian and U.S. long-term debt facility covenants.  As a reminder, covenants are not subject to FX fluctuations.  Holding the FX rate at parity results in a long-term debt to adjusted EBITDA(A) ratio of 2.24 times.  Readers are further reminded that contributions to adjusted EBITDA(A) from acquisitions completed within the last twelve months are not included in this ratio.  We have two revolving credit facilities to support our Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

Proposed Transaction

On November 11, 2009, we executed a merger agreement with WSI.  The agreement provides for our wholly-owned subsidiary (“Merger Sub”) to merge with and into WSI, with WSI surviving the merger as our wholly-owned subsidiary.  We expect to complete the merger in the second calendar quarter of 2010, subject to, among other things, WSI stockholder approval and regulatory approval.

We are executing the transaction pursuant to our strategy of growth through acquisition.  Specifically, we believe that the acquisition will provide us with the opportunity to diversify our business across U.S. and Canadian markets, customer segments and service lines.  In addition, the transaction will enable us to increase our internalization.  We also believe that the acquisition of WSI will create annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to shareholders.  Once the transaction is closed, we plan to direct the expected additional cash flow towards any combination of the following: funding growth, dividend payments, additional accretive strategic acquisitions and debt reduction.

In the merger, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of our common shares, with cash paid in lieu of fractional shares.  This exchange ratio is fixed, subject to certain conditions in the event of a decline in the price of our common shares, and will not be adjusted to reflect stock price changes to the date of the mergers closing.  The maximum amount of common shares issuable by us to complete the merger is 29,931, which includes all WSI common stock, options, warrants and restricted stock units, issued and outstanding.

The merger will impact our financial condition, results of operations and cash flows.  The effect of the merger on our consolidated balance sheet and statement of operations is outlined in the unaudited pro forma condensed combined financial statements included in Amendment No. 2 to our Form F-4 filing, filed April 19, 2010 with the Securities and Exchange Commission (“SEC”).  We expect that our total assets following the merger will be in excess of $3,000,000 and that our net assets will be approximately $1,500,000.  In addition, we expect total annualized revenues and adjusted EBITDA(A) to exceed $1,500,000 and $400,000, respectively.  These expected amounts are prepared without taking into account any divestitures resulting from regulatory reviews that may be required to complete the transaction.

Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau.  The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

The Company has satisfied the Canadian Competition Bureau’s information requests as of April 14, 2010.  The Company expects the Bureau’s response within 30 days from the date on which it satisfied their requests.

Change in Reporting Currency and Generally Accepted Accounting Principles

In connection with our June 2009 listing on the New York Stock Exchange and U.S. public offering, we elected to report our financial results in U.S. dollars.  Accordingly, all comparative financial information contained in this press release has been recast from thousands of Canadian to U.S. dollars, unless otherwise stated.

Electing to report our consolidated financial position and results of operations in U.S. dollars improves comparability of our financial information with our peers and reduces foreign exchange fluctuations in our reported amounts as a significant portion of our assets, liabilities and operations are resident or conducted in the U.S., in U.S. dollars.

We also elected to report our financial results in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) to improve the comparability of our financial information with our peers.  Accordingly, all comparative financial information contained in this press release has been recast from Canadian generally accepted accounting principles to U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this press release are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: “certain SG&A expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, financing costs, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee”.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. or Canadian GAAP and is therefore unlikely to be comparable to similar measures used by other issuers.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and income or loss from equity accounted for investee) or non-operating (in the case of certain SG&A expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain, or non-recurring, expenses.  These expenses include transaction costs related to acquisitions and fair value adjustments attributable to stock options.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Conversion costs — conversion costs represent professional fees incurred on the Fund’s conversion from an income trust to a corporation and its eventual wind-up.  These expenses are not considered an expense indicative of continuing operations.  Conversion costs represent a different class of expense than those included in adjusted EBITDA.

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Income or loss from equity accounted investee — as a non-cash item, income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and net gain on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not indicative of continuing operations.  The reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented in the reconciliation below.

	Three months ended March 31
	2010	2009

Operating income	$33,727	$25,171
Transaction and related costs - SG&A	1,998	—
Fair value movements in stock options - SG&A	761	17
Adjusted operating income	36,486	25,188
Net gain on sale of capital and landfill assets	(62)	(134)
Amortization	39,517	37,602
Adjusted EBITDA	$75,941	$62,656

Net income	$16,710	$9,639
Transaction and related costs - SG&A	1,998	—
Fair value movements in stock options - SG&A	761	17
Net gain or loss on financial instruments	(542)	530
Net income tax expense or recovery	(259)	(153)
Adjusted net income	$18,668	$10,033

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. or Canadian GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers.  The objective of presenting this non-GAAP measure is to align our disclosure with other U.S. publicly listed companies in the waste industry.  We use this non-GAAP measure to assess our performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment.  All references to “free cash flow” in this press release have the meaning set out in this note.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements may include, without limitation, IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results.  Most of these factors are outside our control and difficult to predict.  The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc.

stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe.  Additional factors that could cause IESI-BFC Ltd.’s results to differ materially from those described in the forward-looking statements can be found in IESI-BFC Ltd.’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each of which are filed with the SEC and available at the SEC’s Internet web site (www.sec.gov), and its 2009 Annual Information Form filed with the Ontario Securities Commission which is available at the SEDAR web site (www.sedar.com).  IESI-BFC Ltd. cautions that the foregoing list of factors is not exclusive.  All subsequent written and oral forward-looking statements concerning IESI-BFC Ltd., the transaction or other matters and attributable to IESI-BFC Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  IESI-BFC Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Additional Information

The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration. IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus.  Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet site (www.sec.gov).

You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC’s website (www.iesi-bfc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces. Its two brands, IESI and BFI Canada, are leaders in their markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. IESI-BFC’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further information:

IESI-BFI Ltd.

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

Tel: (416) 401-7729

Email: chaya.cooperberg@bficanada.com

Management will hold a conference call on Wednesday, April 28, 2010, at 8:30 a.m. (ET) to discuss results for the three months ended March 31, 2010.  Participants may listen to the call by dialling 1-888-300-0053, conference ID 68053263, at approximately 8:20 a.m. (ET).  International or local callers should dial 647-427-3420.  The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Wednesday, May 12, 2010, at midnight, and can be accessed by dialling 1-800-642-1687, conference code 68053263.  International or local callers can access the replay by dialling 706-645-9291.  The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

IESI-BFC Ltd.

Consolidated Balance Sheets

March 31, 2010 (unaudited) and December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	March 31, 2010	December 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$7,422	$4,991
Accounts receivable	117,367	111,839
Other receivables	531	546
Prepaid expenses	21,436	18,276
Restricted cash	382	382
Other assets	831	770
	147,969	136,804

OTHER RECEIVABLES	1,139	1,213

FUNDED LANDFILL POST-CLOSURE COSTS	8,339	8,102

INTANGIBLES	113,515	100,917

GOODWILL	646,338	630,470

LANDFILL DEVELOPMENT ASSETS	8,010	7,677

DEFERRED FINANCING COSTS	8,685	9,358

CAPITAL ASSETS	455,596	439,734

LANDFILL ASSETS	659,186	661,738

INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,415	—

OTHER ASSETS	1,394	1,574
	$2,053,586	$1,997,587

LIABILITIES

CURRENT
Accounts payable	$53,222	$62,753
Accrued charges	63,987	70,572
Dividends payable	11,500	11,159
Income taxes payable	8,816	6,278
Deferred revenues	14,398	13,156
Landfill closure and post-closure costs	6,174	6,622
Other liabilities	7,398	8,312
	165,495	178,852

LONG-TERM DEBT	705,045	654,992

LANDFILL CLOSURE AND POST-CLOSURE COSTS	66,284	63,086

OTHER LIABILITIES	6,390	3,611

DEFERRED INCOME TAXES	83,505	81,500
	1,026,719	982,041

EQUITY

NON-CONTROLLING INTEREST	230,402	230,014

SHAREHOLDERS’ EQUITY
Common shares	1,083,851	1,082,950
Restricted shares	(3,928)	(3,928)
Paid in capital	2,531	2,118
Deficit	(210,057)	(214,898)
Accumulated other comprehensive loss	(75,932)	(80,710)
	796,465	785,532
	1,026,867	1,015,546
	$2,053,586	$1,997,587

IESI-BFC Ltd.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the three months ended March 31, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)

	Three months ended
	2010	2009

REVENUES	$264,042	$223,893
EXPENSES
OPERATING	151,069	131,177
SELLING, GENERAL AND ADMINISTRATION	39,791	30,077
AMORTIZATION	39,517	37,602
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(62)	(134)
OPERATING INCOME	33,727	25,171
INTEREST ON LONG-TERM DEBT	7,937	9,629
NET FOREIGN EXCHANGE LOSS	30	84
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(542)	530
OTHER EXPENSES	24	30
INCOME BEFORE INCOME TAXES AND LOSS FROM EQUITY ACCOUNTED INVESTEE	26,278	14,898
INCOME TAX EXPENSE
Current	7,678	2,504
Deferred	1,865	2,755
	9,543	5,259
LOSS FROM EQUITY ACCOUNTED INVESTEE	25	—
NET INCOME	16,710	9,639

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	5,347	(4,882)
Commodity swaps designated as cash flow hedges, net of income tax	166	148
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(95)	—
COMPREHENSIVE INCOME	$22,128	$4,905

NET INCOME - CONTROLLING INTEREST	$14,734	$8,271
NET INCOME - NON-CONTROLLING INTEREST	$1,976	$1,368
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$19,512	$4,209
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$2,616	$696

Net income per weighted average share, basic and diluted	$0.18	$0.14
Weighted average number of shares outstanding (thousands), basic	82,344	59,516
Weighted average number of shares outstanding (thousands), diluted	93,431	70,653

IESI-BFC Ltd.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2010 and 2009 (unaudited - stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended
	2010	2009

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$16,710	$9,639
Items not affecting cash
Restricted share expense	413	332
Accretion of landfill closure and post-closure costs	880	742
Amortization of intangibles	7,057	7,234
Amortization of capital assets	19,067	18,311
Amortization of landfill assets	13,393	12,057
Interest on long-term debt (deferred financing costs)	709	750
Net gain on sale of capital and landfill assets	(62)	(134)
Net (gain) loss on financial instruments	(542)	530
Deferred income taxes	1,865	2,755
Loss from equity accounted investee	25	—
Landfill closure and post-closure expenditures	(385)	(1,226)
Changes in non-cash working capital items	(15,090)	(1,394)
Cash generated from operating activities	44,040	49,596
INVESTING
Acquisitions	(52,447)	(234)
Restricted cash withdrawals	—	82
Investment in other receivables	—	(1,237)
Proceeds from other receivables	139	112
Funded landfill post-closure costs	(10)	(79)
Purchase of capital assets	(13,902)	(12,659)
Purchase of landfill assets	(6,181)	(7,838)
Proceeds from the sale of capital and landfill assets	64	3,415
Investment in landfill development assets	(264)	(247)
Cash utilized in investing activities	(72,601)	(18,685)
FINANCING
Payment of deferred financing costs	(1)	(308)
Proceeds from long-term debt	80,768	26,409
Repayment of long-term debt	(38,891)	(127,961)
Common shares issued, net of issue costs	(6)	70,958
Dividends paid to share and participating preferred shareholders	(11,220)	(1,926)
Cash generated from (utilized in) financing activities	30,650	(32,828)
Effect of foreign currency translation on cash and cash equivalents	342	(501)
NET CASH INFLOW (OUTFLOW)	2,431	(2,418)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,991	11,938
CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,422	$9,520

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$7,422	$9,519
Cash equivalents	—	1
	$7,422	$9,520
Cash paid (recovered) during the period for:
Income taxes	$3,840	$(365)
Interest	$8,401	$9,511